SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

EVCI Career Colleges Incorporated (formerly known as Educational Video Conferencing, Inc.).
(Name of Issuer)

Common Stock
(Title of Class of Securities)

281505107
(CUSIP Number)

Karl Wachter, Esq., 1 American Lane, Greenwich, Connecticut 06831,
Tel: (203) 422-3340 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 28, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


1. NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                Amaranth L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
                  OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.       SOLE VOTING POWER
                  378,000

8        SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  0

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES    [x]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0%

14.      TYPE OF REPORTING PERSON
                  OO

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Amaranth Advisors L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  0

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES           [x]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0%

14.      TYPE OF REPORTING PERSON
                  OO

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                 Nicholas M. Maounis

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
                  OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  20,000

8.       SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  20,000

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  20,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES           [x]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.19%

14.      TYPE OF REPORTING PERSON
                  IN

ITEM 1.  Security and Issuer

         This statement is filed pursuant to Rule 13d-2(a) with respect to the common stock (the "Common Stock") of EVCI Career Colleges Incorporated (the "Issuer") beneficially owned by the Reporting Persons specified herein as of the date hereof and amends and supplements Amendment No. 1 to the Schedule 13D dated November 6, 2000, Amendment No. 2 to the Schedule 13D dated August 26, 2003 and Amendment No. 3 to the Schedule 13D dated October 10, 2003 filed by Amaranth L.L.C., Amaranth Advisors L.L.C. and Nicholas M. Maounis (collectively the "Schedule 13D").

        This amendment is being filed to take into account the sales and purchase of shares of Common Stock effected since October 16, 2003.


ITEM 2.  Identity and Background

         (a)-(c) and (f): The names of the persons filing this statement on
Schedule 13D (the "Reporting Persons") are:

         - Amaranth L.L.C., a Delaware limited liability company ("Amaranth L.L.C.") and the parent of Amaranth Fund L.P. (f/k/a Paloma Strategic Fund L.P.). The managing member of Amaranth L.L.C. is Amaranth Advisors L.L.C., a Delaware limited liability company. The shares of Common Stock beneficially owned by Amaranth L.L.C. are held through its subsidiary Amaranth Trading L.L.C. ("Amaranth Trading"), a Delaware limited liability company. After giving effect to the purchase and sales of shares of Common Stock referred to below, Amaranth L.L.C. no longer holds any shares of Common Stock. Previously all of the Common Stock was beneficially owned by Amaranth L.L.C. through Amaranth Trading.

         - Amaranth Advisors L.L.C., a Delaware limited liability company ("Amaranth Advisors") is the managing member of Amaranth L.L.C. Amaranth Advisors expressly disclaims equitable ownership of and pecuniary interest in any Common Stock.

         - Nicholas M. Maounis, an individual and a citizen of the United States ("Maounis"). Mr. Maounis may be deemed to beneficially own the shares of Common Stock held by Amaranth L.L.C. as a result of being the managing member of Amaranth Advisors. Mr. Maounis expressly disclaims equitable ownership of and pecuniary interest in any Common Stock, except for 20,000 shares of Common Stock which he beneficially owns in his individual capacity.

         Amaranth L.L.C., Amaranth Advisors and Maounis.

         The business address of Amaranth L.L.C., Amaranth Advisors and Maounis is 1 American Lane, Greenwich, Connecticut 06831.

         The principal business of Amaranth Advisors is the furnishing of investment advisory services.

         Mr. Maounis' principal occupation is serving as the managing member of Amaranth Advisors.

         The principal business of Amaranth L.L.C. is that of a private investment company engaged in the purchase and sale of securities for its own account.

         (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration.

         The Reporting Persons beneficially own the Common Stock indicated in
Item 2 above upon the sales and purchase of shares of Common Stock referred to herein. As previously disclosed in the Schedule 13D, the funds initially used to purchase the series B preferred shares (the "Series B Preferred Shares") were derived from working capital of the Reporting Person. Amaranth L.L.C. acquired the Common Stock beneficially owned by it upon the conversion of Series B Preferred Shares.

ITEM 4.  Purpose of Transaction.

         Amaranth L.L.C. acquired the Common Stock beneficially owned by it upon the conversion of Series B Preferred Shares. The Series B Preferred Shares were acquired by Amaranth L.L.C. in the ordinary course of purchasing and selling securities for its own account.

         Depending upon market conditions and other factors that it may deem material, each of the Reporting Persons may dispose of all or a portion of the Common Stock or related securities that it now beneficially owns or may hereafter acquire.

         As a result of the transactions listed herein the Reporting Persons are no longer the beneficial owners of more than five percent of the Common Stock (the "Threshold"). Accordingly, unless the Reporting Persons acquire additional shares of Common Stock (that will result in the Reporting Persons exceeding the Threshold), the Reporting Persons are no longer required to file amendments to
Schedule 13D with respect to the Common Stock.

         Except as set forth herein, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  Interest in Securities of the Issuer.

         (a) The calculation of the percentage ownership of each Reporting Person is based upon there being at least 10,500,000 outstanding shares of Common Stock (which in turn is based on an 8-K filed by the Issuer on October 14, 2003). Excluding the 20,000 Shares of Common Stock personally and beneficially owned by Maounis, the Reporting Persons no longer beneficially own any shares of Common Stock held outright.

         (b) Each of the Reporting Persons has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

         (c) The following transactions were effected by the Reporting Persons since the most recent filing on Schedule 13D:

         On October 20, 2003 one of the Reporting Persons sold 243,500 shares of Common Stock at a price of $3.0400 per share and received aggregate proceeds of $740,240.00 in connection with such sale.

         On October 20, 2003 one of the Reporting Persons purchased 102,000 shares of Common Stock at a price of $3.0200 per share and made aggregate payment of $308,040.00 in connection with such purchase.

         On October 21, 2003 one of the Reporting Persons sold 52,300 shares of Common Stock at a price of $3.7418 per share and received aggregate proceeds of $195,696.14 in connection with such sale.

         On October 22, 2003 one of the Reporting Persons sold 76,200 shares of Common Stock at a price of $3.8681 per share and received aggregate proceeds of $294,749.22 in connection with such sale.

         On October 28, 2003 one of the Reporting Persons sold 200,000 shares of Common Stock at a price of $4.1163 per share and received aggregate proceeds of $823,260.00 in connection with such sale.

          On October 31, 2003 one of the Reporting Persons sold 378,000 shares of Common Stock at a price of 4.6000 per share and received aggregate proceeds of $1,738,800 in connection with such sale.

         No other transactions with respect to the Common Stock that are required to be reported on Schedule 13D were effected by the Reporting Persons since the most recent filing on Schedule 13D, except for the sales and purchase of the shares of Common Stock reported herein.

         (d) Not applicable.

         (e) Not applicable.



ITEM 7.  Material to be Filed as Exhibits

                  Exhibit A - Joint Filing Agreement.

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  November 3, 2003

                  AMARANTH L.L.C.
                  By: Amaranth Advisors L.L.C.,
                           as Managing Member


                           By:  /s/ Nicholas M. Maounis
                                Nicholas M. Maounis
                                 President

                  AMARANTH ADVISORS, L.L.C.


                  By:  /s/ Nicholas M. Maounis
                       Nicholas M. Maounis
                       President



                       /s/ Nicholas M. Maounis
                       Nicholas M. Maounis

                                    EXHIBIT A
                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of EVCI Career Colleges Incorporated (formerly known as Educational Video Conferencing, Inc.) dated November 3, 2003, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated:  November 3, 2003

                  AMARANTH L.L.C.
                  By: Amaranth Advisors L.L.C.,
                           as Managing Member


                           By:  /s/ Nicholas M. Maounis
                                Nicholas M. Maounis
                                 President

                  AMARANTH ADVISORS, L.L.C.


                  By:  /s/ Nicholas M. Maounis
                       Nicholas M. Maounis
                       President



                       /s/ Nicholas M. Maounis
                       Nicholas M. Maounis